

Mail Stop 4720

December 30, 2015

Pankaj Mohan, Ph.D.
President and Chief Executive Officer
Oncobiologics, Inc.
7 Clarke Drive
Cranbury, New Jersey 08512

> **Re:** **Oncobiologics, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 18, 2015**
> **CIK No. 0001649989**

Dear Dr. Mohan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Our Pipeline, page 1

1.   We refer to your table on page 1 and our prior comment 3. Please revise your disclosure in this section regarding ONS-4010 to identify the approved therapeutic use for the referenced product. In addition, please state whether you intend to seek the same indication and how your product is intended to be delivered. If you have not determined an indication or method of delivery for ONS-4010, please so state.

Risks Associated with Our Business, page 4

2.   We note your response to our prior comment 4. Please revise your disclosure in your revised bullet points to address the risk associated with your license agreement(s) (e.g.

Selexis) to include the patents licensed pursuant to the agreement(s) and the risk associated with obtaining third party commercialization agreements.

Collaboration and License Agreements, page 85

3.   Please revise your disclosures relating to Swiss Franc (CHF) payments to provide for the U.S. dollar equivalent.

Intellectual Property, page 88

4.   Please revise your disclosure to explain the meaning and significance of "PCT."   In that regard, describe briefly the process of obtaining such patent, the benefits or potential protections of the pending PCT, whether patents have been granted pursuant to a PCT for biosimiliars, and in what jurisdictions you are currently seeking patent protection.

Agreements with our Named Executive Officers, page 104

5.   We note that your employment agreement with Dr. Mohan terminates upon the company's initial public offering of stock. We also note your dependence on Dr. Mohan as disclosed on page 5. Please revise your disclosure to discuss whether you intend to enter into or extend Dr. Mohan's current employment agreement. Please make any corresponding changes to the corresponding risk factor on page 41.

You may contact James Peklenk at (202) 551-3661 or Sharon Blume at (202) 551-4407 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Amy Reischauer at (202) 551-3793, or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
    Yvan-Claude Pierre
    Cooley LLP